SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: December 6, 2010	By	/S/ S. J. CHENG
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBIT

Exhibit Number

1.1	Special General Meeting Proxy Statement

Exhibit 1.1

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

December 6, 2010

Dear Shareholder:

You are cordially invited to attend the Special General Meeting of Shareholders (the “Special General Meeting”) of ChipMOS TECHNOLOGIES (Bermuda) LTD. We will hold the meeting on January 21, 2011 at 10:00 a.m., Taipei time, at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China. We hope that you will be able to attend.

Set forth below, you will find the business expected to come before the Special General Meeting, the Proxy Statement and a form of proxy card. At the Special General Meeting, the agenda is to approve Company’s proposal to approve a share consolidation (also known as reverse stock split) (the “Reverse Split”) of all the issued and outstanding common shares of the Company (the “Common Shares”) in a reverse stock split ratio of 1-for-4, such that every four (4) Common Shares of par value U.S.$0.01 per share would be consolidated into one (1) Common Share of par value U.S.$0.04 per share. In conjunction with the Reverse Split, those shareholders who will hold less than a full share after the Reverse Split will be entitled to receive, in lieu of fractional shares, a cash payment, without interest, based on the closing sales price of our Common Share on the trading day immediately preceding the effective date of the Reverse Split, as adjusted for the Reverse Split, as reported on the NASDAQ Capital Market, on a pro rata basis, depending on the fractional amount of shares that they hold.

These actions were recommended for approval on November 17, 2010 by the Board of Directors based on a recommendation made on October 15, 2010 by a special committee of the Board of Directors made up of members who do not have economic interests in the transaction (the “Special Committee”). Based on the Special Committee’s recommendation and its own evaluation, our full Board of Directors approved these actions on November 17, 2010. Our Board of Directors recommends that you vote “FOR” the Reverse Split and related actions.

Your vote is very important to us. Whether or not you plan to attend the Special General Meeting in person, your shares should be represented and voted. After reading the Proxy Statement, please submit your proxy by the internet or by marking, signing and dating your proxy card and return it in the enclosed self-addressed envelope by following the procedures provided on your notice card. Submitting the proxy either by internet or by mail before the Special General Meeting will not preclude you from voting in person at the Special General Meeting should you decide to attend.

You may access the Notice of Special General Meeting of Shareholders, the Proxy Statement and other proxy materials on the internet at http://www.proxyvoting.com/imos. You may choose to request paper copies of the Proxy Statement, and the Proxy Card by calling 1-888-313-0164 (outside of the U.S. and Canada, call 201-680-6688), by email at shrrelations@bnymellon.com (you must reference your 11-digit control number in your Notice Card in your email), or by internet at http://www.proxyvoting.com/imos.

Sincerely,

/s/ Yu-Chiao Su
Yu-Chiao Su
Secretary
Hsinchu, Taiwan

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

Notice of Special General Meeting of Shareholders

December 6, 2010

The Special General Meeting of Shareholders (the “Special General Meeting”) of ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company”) will be held at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, on January 21, 2011, at 10:00 a.m., Taipei time, for the following purposes:

(1) to approve a share consolidation (also known as reverse stock split or the “Reverse Split”) of all the issued and outstanding common shares of the Company (the “Common Shares”) in a reverse stock split ratio of 1-for-4 (the “Reverse Split Ratio”), such that every four (4) Common Shares of par value U.S.$0.01 per share would be consolidated into one (1) Common Share of par value U.S.$0.04 per share, and as a result of the Reverse Split, the authorized share capital of the Company would be U.S.$3,250,000 divided into 62,500,000 Common Shares of par value U.S.$0.04 per share and 18,750,000 preferred shares of par value U.S.$0.04 per share; to authorize our Board of Directors to effect the Reverse Split at any time on or before December 31, 2011 as determined by our Board of Directors in its sole discretion; to authorize our Board of Directors to take any or all actions necessary, desirable or incidental as it sees fit in its absolute discretion in relation to the repurchase of any fractional shares arising from the Reverse Split by the Company; to authorize our Board of Directors to execute all such documents as may be required for the Reverse Split, with such modifications thereto as it may from time to time consider necessary, in order to carry out the purpose and intent of and give full effect to these resolutions; and to authorize our Board of Directors to abandon the Reverse Split if it determines, in its sole discretion, that the Reverse Split is no longer in the best interest of the Company.

Additional information regarding the matters to be acted on at the Special General Meeting can be found in the Proxy Statement. All holders of record of the Company’s Common Shares on November 17, 2010 will be entitled to attend and vote at the Special General Meeting. A notice card (the “Notice Card”) has been sent on or about December 6, 2010 to all holders of record of the Common Shares at the close of business on November 17, 2010, New York time. The Notice Card contains information on the address of the website where this Notice of Special General Meeting of Shareholders, the Proxy Statement and other proxy materials can be accessed or how you may obtain paper copies of these documents.

By Order of the Board of Directors,

/s/ Yu-Chiao Su
Yu-Chiao Su
Secretary
Hsinchu, Taiwan

PLEASE SUBMIT YOUR PROXY VIA THE INTERNET AS PROVIDED ON THE PROXY CARD NO LATER THAN

JANUARY 19, 2011, 11:59 P.M., NEW YORK TIME (JANUARY 20, 2011, 12:59 P.M., TAIPEI TIME).

ALTERNATIVELY, PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN A PAPER COPY OF THE PROXY

CARD BY MAIL SO IT IS RECEIVED NO LATER THAN JANUARY 19, 2011, 11:59 P.M., NEW YORK TIME

(JANUARY 20, 2011, 12:59 P.M., TAIPEI TIME).

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

January 21, 2011

INTRODUCTION

This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of ChipMOS TECHNOLOGIES (Bermuda) LTD., an exempted company incorporated under the laws of Bermuda (the “Company”, “we”, “our” or “us”), to be used at the Special General Meeting of Shareholders of the Company (the “Special General Meeting”) to be held at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, on January 21, 2011, at 10:00 a.m., Taipei time, and at any adjournments or postponements of the Special General Meeting. The notice card (the “Notice Card”) with instruction for submitting proxies for voting at the Special General Meeting is first being sent to shareholders on or about December 6, 2010.

The Board of Directors has fixed November 17, 2010 (the “Record Date”) as the record date for determining those record holders and beneficial owners of the Company’s common shares (the “Common Shares”) to whom the Notice Card will be sent. On the Record Date, there were 110,504,072 Common Shares of par value U.S.$0.01 per share outstanding.

If you properly cast your vote by following the appropriate procedures set forth in your Notice Card for submitting your proxy by internet or by executing and returning the proxy card by mail, and your proxy is not subsequently revoked, your vote will be voted in accordance with your instructions. If you submit your proxy by internet or execute and return the proxy card by mail, but do not give instructions as to how to vote, your proxy will be voted “FOR” each proposal described in this Proxy Statement and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Special General Meeting.

A shareholder executing a proxy may revoke it before it is exercised by giving written notice revoking the proxy to the Secretary of the Company, by subsequently filing another proxy bearing a later date or by attending the Special General Meeting and voting in person. A vote cast in accordance with the instructions of a proxy shall be valid notwithstanding (i) the death or unsoundness of mind, subsequent to the execution of the proxy but prior to the Special General Meeting, of the shareholder who executes the proxy, or (ii) revocation of the proxy, if no written instrument setting forth such death, insanity or revocation shall have been received by the Company at its office as specified in the Notice Card no later than one hour prior to the commencement of the Special General Meeting or any adjournments or postponements of the Special General Meeting. Attending the Special General Meeting without further action will not automatically revoke your proxy.

Quorum and Voting Requirements

Two shareholders present in person or by proxy and holding Common Shares representing in the aggregate at least 50% of the total voting rights of all shareholders that have the right to vote at the Special General Meeting and are entitled to vote, will constitute a quorum for the transaction of business at the Special General Meeting.

The affirmative vote of the holders of a majority of the outstanding Common Shares present in person or by proxy and entitled to vote at the Special General Meeting is required to approve the Reverse Split proposal.

When an eligible voter attends the meeting but decides not to vote, his or her decision not to vote is called an “abstention.” Properly executed proxy cards that are marked “abstain” on any proposal will be treated as abstentions for that proposal. Broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker does not receive voting instructions from the beneficial owner, and (ii) the broker lacks discretionary authority to vote the shares. Abstentions and broker non-votes will not be treated as votes cast, and therefore neither abstentions nor broker non-votes will impact the outcome of this proposal.

BNY Mellon Shareowner Services will tabulate votes cast by proxy either by internet or by mail for the Special General Meeting and a representative of BNY Mellon Shareowner Services will tabulate votes cast in person at the Special General Meeting.

Expenses of Solicitation

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the Special General Meeting. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers or employees of the Company or its affiliates telephonically, electronically or by other means of communication. Directors, officers and employees will receive no additional compensation for such solicitation. The Company will reimburse brokers and other nominees for costs incurred by them in mailing proxy materials to beneficial holders in accordance with applicable rules.

Annual Report

The Company’s 2009 Annual Report is available on the website of the Company at http://www.chipmos.com. You may also obtain a copy without charge by writing to: ChipMOS TECHNOLOGIES (Bermuda) LTD., No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, Attn: Investor Relations. The Company’s 2009 Annual Report does not constitute proxy soliciting material.

PROPOSAL — APPROVAL OF REVERSE SPLIT

On November 17, 2010, the Board of Directors based on the recommendation of the Special Committee approved, subject to shareholder approval, a share consolidation (also known as reverse stock split or the “Reverse Split”) of all the issued and outstanding Common Shares in a reverse stock split ratio of 1-for-4 (the “Reverse Split Ratio”), such that every four (4) Common Shares of par value U.S.$0.01 per share would be consolidated into one (1) Common Share of par value U.S.$0.04 per share, and to authorize our Board of Directors to effect the Reverse Split at any time on or before December 31, 2011 as determined by our Board of Directors in its sole discretion.

If our shareholders approve the Reverse Split proposal and the Board of Directors decides to implement the Reverse Split upon the effective date, our Register of Members will be updated, such that every four (4) Common Shares of par value U.S.$0.01 per share would become one (1) Common Share of par value U.S.$0.04 per share. Moreover, each option or warrant to purchase four (4) Common Shares of par value U.S.$0.01 per share will become an option or warrant to purchase one (1) Common Share of par value U.S.$0.04 per share , with the exercise price thereof being increased fourfold. The rights and privileges of the holders of the Common Shares will be substantially unaffected by the Reverse Split.

The Reverse Split will not affect shareholders’ equity. The Reverse Split will also not affect the authorized share capital of the Common Shares, which will remain at U.S.$3,250,000. As a result of the Reverse Split, the number of authorized Common Shares will be changed from 250,000,000 Common Shares of par value U.S.$0.01 per share and 75,000,000 preferred shares of par value U.S.$0.01 per share, to 62,500,000 Common Shares of par value U.S.$0.04 per share and 18,750,000 preferred shares of par value U.S.$0.04 per share.

PURPOSE OF THE REVERSE SPLIT

As explained further below, the primary purpose of authorizing the Reverse Split is to maximize the flexibility of the Board of Directors in addressing market related issues affecting our capitalization. It is not possible, at this time, to predict future market conditions or the future trading prices of our shares. Accordingly, a vote in favor of the Reverse Split will be a vote for giving the Board of Directors the authority to effectuate the Reverse Split if and when it deems it to be advisable and in the best interest of the Company. On the other hand, under this proposal, the Board of Directors also would have the discretion to abandon the Reverse Split, if market or other conditions make its implementation, in the judgment of the Board of Directors, inadvisable. However, the authority of the Board of Directors to implement the Reverse Split will terminate if the Reverse Split is not effectuated on or before December 31, 2011. Once approved by the shareholders, no further action on the part of our shareholders will be required to either implement or abandon the Reverse Split.

In light of the above, one of the primary objectives of the Reverse Split is to increase the per share trading price of our Common Shares. Our Board believes that this would, among other things, better enable us to maintain the listing of our Common Shares on the NASDAQ Capital Market, or even potentially satisfy the listing requirements of the NASDAQ Global Market, and also improve marketability and liquidity of the Common Shares.

For example, our Board of Directors believes that some institutional investors and investment funds may be reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms may be reluctant to recommend lower-priced stocks to their clients. Further, brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. As a result, certain investors may also be dissuaded from purchasing lower-priced stocks. A higher stock price after the Reverse Split may reduce this concern.

In addition, a higher stock price may help us attract and retain employees and other service providers. Some potential employees and service providers may be less likely to work for a company with a low stock price, regardless of the size of the company’s market capitalization. If the Reverse Split successfully increases the per share price of the Common Share, this increase may enhance our ability to attract and retain employees and service providers.

CERTAIN RISKS ASSOCIATED WITH THE REVERSE SPLIT

If the Reverse Split is approved by our shareholders, and if the Board of Directors determines to implement the Reverse Split, there are certain risks associated with the Reverse Split.

While we believe that the Common Shares would trade at higher prices after the consummation of the Reverse Split, there can be no assurance that the increase in the trading price will occur, or, if it does occur, that it will be sustained or that it will equal or exceed the price that is the product of the market price of the Common Shares prior to the Reverse Split times the Reverse Split Ratio. In some cases, the total market capitalization of a company following a Reverse Split is lower, and may be substantially lower, than the total market capitalization before the Reverse Split. In addition, the fewer number of Common Shares that will be available to trade will possibly cause the trading market of our Common Shares to become less liquid, which could have an adverse effect on the price of our Common Shares.

IMPACT OF THE PROPOSED REVERSE SPLIT IF IMPLEMENTED

The Reverse Split would affect all of our shareholders uniformly and would not affect any shareholder’s percentage ownership interests or proportionate voting power, except to the extent that the Reverse Split results in any of the Company’s shareholders receiving cash in lieu of a fractional share. As described below, shareholders otherwise entitled to fractional shares as a result of the Reverse Split will receive cash payments, without interest, in lieu of such fractional shares. These cash payments will reduce the number of post-Reverse Split shareholders to the extent there are presently shareholders who would otherwise receive less than one Common Share after the Reverse Split. The payment of cash in lieu of fractional shares is for the purpose of avoiding the expense and inconvenience to the Company of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid pursuant to the Reverse Split instead of issuing fractional shares of the Company will not exceed one percent of the total value of the Company’s shares immediately following the Reverse Split. As described below, the fractional share interest of each shareholder will be aggregated and no shareholder will receive cash in an amount greater than the value of one full, post-Reverse Split Common Share. The other principal effects of the Reverse Split will be that:

•

The total number of all the issued and outstanding Common Shares will be reduced proportionately based on the Reverse Split Ratio. As a summary and for illustrative purposes only, the following table reflects the approximate number of Common Shares that would be outstanding as a result of potential Reverse Split Ratio of 1-for-4 based on 110,504,072 Common Shares outstanding as of the Record Date:

Reverse Split Ratio	Pre-Reverse Split Shares Outstanding	Post-Reverse Split Shares Outstanding	% Reduction on Shares Outstanding
1-for-4	110,504,072	27,626,018	75

•

There will be an increase in the par value per Common Share from U.S.$0.01 to U.S.$0.04. Therefore, the aggregate par value of our Common Shares, as well as the aggregate capital in excess of par value, will remain the same following the Reverse Split.

•

The number of Common Shares for which any outstanding equity security is then exercisable or convertible, as the case may be, will be proportionately reduced by a factor of four, and the exercise price or conversion price, as the case may be, of any such outstanding equity securities will be proportionately increased by a factor of four. The adjustments will be made with the intent and, as nearly as practicable, the effect that neither the percentage of the total equity of the Company obtainable on exercise or conversion of the outstanding equity securities nor the price payable for such percentage upon such exercise or conversion will be affected by the Reverse Split.

•

The Reverse Split will likely increase the number of shareholders who hold odd lots (less than 100 shares). Shareholders who hold odd lots may experience an increase in the cost of selling their shares and may have greater difficulty in executing sales.

The Reverse Split will not change the terms of our Common Shares. After the Reverse Split, our Common Shares will have the same voting rights and rights to dividends and distributions will be identical in all other respects to our Common Shares now authorized. Our Common Shares issued after the Reverse Split is effected will remain fully paid and non-assessable.

Although the number of outstanding Common Shares would decrease following the proposed Reverse Split, we do not intend for the Reverse Split to be, and the Reverse Split will not be, the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Securities Exchange Act of 1934.

TREATMENT OF FRACTIONAL SHARES

Shareholders will not receive fractional post-Reverse Split Common Shares in connection with the Reverse Split. Instead, holders of pre-Reverse Split Common Shares who otherwise would have been entitled to receive a fractional share as a result of the Reverse Split will receive an amount in cash, without interest, based on the closing sales price of our Common Share on the trading day immediately preceding the effective date of the Reverse Split, as adjusted for the Reverse Split, as reported on the NASDAQ Capital Market, on a pro rata basis, depending on the fractional amount of shares that they hold. The payment of cash in lieu of fractional shares is for the purpose of avoiding the expense and inconvenience to the Company of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid pursuant to the Reverse Split instead of issuing fractional shares of the Company will not exceed one percent of the total value of the Company’s shares immediately following the Reverse Split. As described below, the fractional share interest of each shareholder will be aggregated and no shareholder will receive cash in an amount greater than the value of one full, post-Reverse Split Common Share.

Such fractional post-Reverse Split Common Shares will be repurchased by the Company for cash out of the capital paid up and are to be cancelled by the Company in accordance with the Bermuda laws and the Bye-Laws of the Company.

The number of Common Shares held by a shareholder of record in two or more separate but identical record holder accounts will be combined to determine the number of Common Shares held by that holder and, accordingly, whether the holder will be a cashed-out shareholder or a continuing shareholder. Common Shares held by record holders in joint accounts, such as by a husband and wife, and Common Shares held in similar capacities will be treated separately, and will not be combined with individual accounts in determining whether a holder will be a cashed out shareholder or a continuing shareholder.

We intend to treat shareholders holding our Common Shares in street name in the same manner as record holders. Prior to the effective date of the Reverse Split, we will conduct an inquiry of all brokers, banks and other nominees that hold shares of our Common Shares in “street name,” ask them to provide us with information on how many fractional shares will be cashed out, and request that they effect the Reverse Split for their beneficial holders. However, these banks, brokers and other nominees may have different procedures than registered shareholders for processing the Reverse Split. As a result, a shareholder holding Common Shares in various accounts or methods, may nevertheless have those shares cashed out if the shareholder holds shares in a combination of street name accounts and record holder accounts, or holds shares in separate accounts in several brokerage firms. If you are in this situation and you may consolidate your holdings into one brokerage account or record holder account prior to the effective date of the Reverse Split.

No transaction costs will be assessed on shareholders for the cash payment. Shareholders will not be entitled to receive interest for the period of time between the effective date of the Reverse Split and the date payment is made for their fractional share interest. You should also be aware that, under the escheat laws of certain jurisdictions, sums due for fractional interests that are not timely claimed after the funds are made available may be required to be paid to the designated agent for each such jurisdiction. Thereafter, shareholders otherwise entitled to receive such funds may have to obtain the funds directly from the state to which they were paid.

If you hold less than four (4) Common Shares or if you believe that you may not hold sufficient Common Shares at the effective date of the Reverse Split to receive at least one post-Reverse Split Common Share and you want to continue to hold Common Shares after the Reverse Split, you may do so by either:

•	purchasing a sufficient number of Common Shares; or

•	if you have Common Shares in more than one account, consolidating your accounts.

In either of the above cases, you will be assured of holding a number of Common Shares in your account prior to the Reverse Split that would entitle you to receive at least one Common Share after the Reverse Split. Common Shares held in registered form (that is, Common Shares held by you in your own name in Company’s share register records maintained by our transfer agent) and Common Shares held in “street name” (that is, Common Shares held by you through a bank, broker or other nominee) for the same investor will be considered held in separate accounts and will not be aggregated when effecting the Reverse Split.

EFFECT ON REGISTERED AND BENEFICIAL SHAREHOLDERS

Upon the Reverse Split, we intend to treat shareholders holding Common Shares in “street name” (that is, held through a bank, broker or other nominee) in the same manner as registered shareholders whose Common Shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding Common Shares in “street name;” however, these banks, brokers or other nominees may apply their own specific procedures for processing the Reverse Split. If you hold your Common Shares with a bank, broker or other nominee, and if you have any questions in this regard, we encourage you to contact your nominee.

EFFECT ON REGISTERED “BOOK-ENTRY” SHAREHOLDERS

The Company’s registered shareholders may hold some or all of their shares electronically in book-entry form. These shareholders will not have share certificates evidencing their shareholding of the Common Shares. They are, however, provided with a statement reflecting the number of Common Shares registered in their accounts.

• If you hold registered Common Shares in a book-entry form, you do not need to take any action to receive your post-Reverse Split Common Shares in registered book-entry form or your cash payment in lieu of any fractional interest, if applicable.

• If you are entitled to post-Reverse Split Common Shares, a transaction statement will automatically be sent to your address of record as soon as practicable after the effective date of the Reverse Split indicating the number of Common Shares you hold.

• If you are entitled to a payment in lieu of any fractional interest, a check will be mailed to you at your registered address as soon as practicable after the effective date of the Reverse Split. By signing and cashing this check, you will warrant that you hold the fractional Common Shares for which you received the cash payment. See “TREATMENT OF FRACTIONAL SHARES” above for additional information.

EFFECT ON REGISTERED CERTIFICATED SHARES

Some registered shareholders hold their Common Shares in certificate form or a combination of certificate and book-entry form. If any of your shares are held in certificate form, you will receive a transmittal letter from our transfer agent as soon as practicable after the effective date of the Reverse Split. The transmittal letter will be accompanied by instructions specifying how you can exchange your certificate representing the pre-Reverse Split Common Shares for a statement of holding, together with any payment of cash in lieu of fractional shares to which you are entitled. Except as otherwise set forth herein, when you submit your certificate representing the pre-Reverse Split Common Shares, your post-Reverse Split Common Shares will be held electronically in book-entry form. This means that, instead of receiving a new share certificate, you will receive a statement of holding that indicates the number of post-Reverse Split Common Shares you hold in book-entry form. We will no longer issue physical share certificates unless you make a specific request for a share certificate representing your post-Reverse Split shareholding interest.

Beginning on the effective date of the Reverse Split, each certificate representing pre-Reverse Split Common Shares will be deemed for all corporate purposes to evidence shareholding of post-Reverse Split Common Shares. If you are entitled to a payment in lieu of any fractional share interest, payment will be made as described above under “TREATMENT OF FRACTIONAL SHARES”.

Notwithstanding the foregoing, holders of restricted Common Shares will receive, upon submission of their legended certificate representing the pre-Reverse Split Common Shares, a physical share certificate representing the post-Reverse Split Common Shares to which any such holder is entitled.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

ACCOUNTING CONSEQUENCES

The par value of the Common Shares will be changed from U.S.$0.01 to U.S.$0.04 after the Reverse Split. As a result, the stated capital and the additional paid-in capital on the Company’s balance sheet will remain the same following the Reverse Split. After the Reverse Split, net income or loss per Common Share and other per Common Share amounts will be increased because there will be fewer Common Shares outstanding. In future financial statements, net income or loss per Common Share and other per Common Share amounts for periods ending before the Reverse Split would be retroactively restated. As described above under “IMPACT OF THE PROPOSED REVERSE SPLIT IF IMPLEMENTED,” the per Common Share exercise price of outstanding option awards will be increased proportionately based on the Reverse Split Ratio and the number of Common Shares issuable upon the exercise of all outstanding option awards and the vesting of all unvested stock units will be reduced proportionately. And, the per Common Share exercise price of the outstanding share appreciation rights will be increased proportionately based on the Reverse Split Ratio and the number of rights of all outstanding share appreciation rights and the vesting of all unvested rights will be reduced proportionately. The Company does not anticipate that any other accounting consequences would arise as a result of the Reverse Split.

NO APPRAISAL RIGHTS

Shareholders will not have dissenters’ or appraisal rights under Bermuda law in connection with the proposed Reverse Split.

PROCEDURE FOR EFFECTING REVERSE SPLIT

If the shareholders approve the Reverse Split proposal and the Board of Directors decides to implement the Reverse Split, the Reverse Split will become effective at such time and date as determined by the Board of Directors. Beginning on the effective date of the Reverse Split, each certificate representing pre-Reverse Split Common Shares will be deemed for all corporate purposes to evidence shareholding of post-Reverse Split Common Shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE SPLIT

The following is a summary of the material U.S. federal income tax consequences of the Reverse Split to U.S. holders and Non-U.S. holders (as defined below) of pre-Reverse Split Common Shares. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury regulations promulgated thereunder, and interpretations of the Code and the U.S. Treasury Regulations by the courts and the Internal Revenue Service (the “IRS”), in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect, and any such change could affect the continuing validity of this discussion.

This summary does not discuss all the tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the tax consequences to shareholders that are subject to special tax rules (including, for example, banks, financial institutions, insurance companies, regulated investment companies, mutual funds, personal holding companies, holders other than U.S. holders (as defined below), pass thru-entities and investors in such entities, brokers or dealers and tax-exempt organizations, holders who have a functional currency other than the U.S. dollar, holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction, holders who are subject to alternative minimum tax or holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation). In addition, this summary does not address the U.S. federal income tax consequences to those shareholders who do not hold their Common Shares as a “capital asset,” as defined in Section 1221 of the Code. Finally, this summary does not address any U.S. federal taxes other than U.S. federal income tax, and does not discuss any state, local or foreign tax consequences.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING

THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE REVERSE SPLIT.

As used herein, the term “U.S. holder” means a holder that is, for U.S. federal income tax purposes:

• a citizen or resident of the United States;

• a corporation or other entity taxed as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

• an estate the income of which is subject to U.S. federal income tax regardless of its source; or

• a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more “U.S. persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (B) that has a valid election in effect to be treated as a U.S. person.

As used herein, the term “Non-U.S. holder” means a holder other than a U.S. holder.

Other than the cash payments for fractional shares discussed below, no gain or loss should be recognized by a U.S. holder upon the exchange of pre-Reverse Split Common Shares for post-Reverse Split Common Shares. The aggregate tax basis of the post-Reverse Split Common Shares thus will be the same as the aggregate tax basis of the pre-Reverse Split Common Shares exchanged in the Reverse Split, reduced by any amount allocable to a fractional share for which cash is received. A U.S. holder’s holding period in the post-Reverse Split Common Shares thus will include the period during which the U.S. holder held the pre-Reverse Split Common Shares exchanged in the Reverse Split.

In general, the receipt of cash by a U.S. holder instead of a fractional share will result in a taxable gain or loss to such U.S. holder for U.S. federal income tax purposes. The amount of the taxable gain or loss to the U.S. holder will be determined based upon the difference between the amount of cash received by such U.S. holder and the portion of the basis of the pre-Reverse Split Common Shares allocable to such fractional interest. The gain or loss recognized will constitute capital gain or loss and will constitute long-term capital gain or loss if the U.S. holder’s holding period is greater than one year as of the effective date of the Reverse Split. There are limitations on the deductibility of capital losses under the Code.

Non-U.S.holders. Other than the cash payments for fractional shares discussed below, no gain or loss should be recognized by a Non-U.S. holder upon the exchange of pre-Reverse Split Common Shares for post- Reverse Split Common Shares. The aggregate tax basis of the post-Reverse Split Common Shares thus will be the same as the aggregate tax basis of the pre-Reverse Split Common Shares exchanged in the Reverse Split, reduced by any amount allocable to a fractional share for which cash is received. A Non-U.S. holder’s holding period in the post-Reverse Split Common Shares thus will include the period during which the Non-U.S. holder held the pre-Reverse Split Common Shares exchanged in the Reverse Split.

A Non-U.S. holder who receives cash in the transaction will be treated as having his, her or its shares of common stock redeemed in a taxable transaction. The transaction should be treated as a sale or exchange of the redeemed fractional share, and any gain realized on the receipt of cash by a Non-U.S. holder should not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the Non-U.S. holder in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a U.S. permanent establishment of the Non-U.S. holder); or

•	the Non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the transaction, and certain other conditions are met.

An individual Non-U.S. holder described in the first bullet point immediately above will be subject to tax on his or her net gain in the same manner as if he or she were a U.S. holder, discussed above. If a Non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a U.S. holder, discussed above, and, in addition, may be subject to the branch profits tax equal to 30 percent of its effectively connected earnings and profits (including such gain) or at such lower as may be specified by an applicable income tax treaty.

An individual Non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30 percent tax (or lower income tax treaty rate) on the gain derived from the transaction, which may be offset by U.S.-source capital losses, even though the individual is not considered a resident of the United States.

Information Reporting and Backup Withholding for Non-U.S. holders. There will be no U.S. backup withholding or information reporting if, as is expected, any payment of cash in lieu of a fractional share is less than $20.

ALL NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THEIR PARTICULAR TAX CONSEQUENCES, INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN INCOME AND OTHER TAX LAWS, OF THE RECEIPT OF CASH UPON THE COMPLETION OF THE TRANSACTION.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE SPLIT UNDER CURRENT U.S. LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. EACH SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE SPLIT TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

RECOMMENDATION OF THE BOARD

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REVERSE SPLIT AND THE APPROVAL TO AUTHORIZE THE BOARD OF DIRECTORS TO EFFECT THE REVERSE SPLIT. UNLESS OTHERWISE INDICATED ON YOUR PROXY, YOUR SHARES WILL BE VOTED FOR THE “FOR” THE APPROVAL OF THE REVERSE SPLIT AND THE APPROVAL TO AUTHORIZE THE BOARD OF DIRECTORS TO EFFECT THE REVERSE SPLIT AT ANY TIME ON OR BEFORE DECEMBER 31, 2011 AS DETERMINED BY OUR BOARD OF DIRECTORS IN ITS SOLE DISCRETION; TO AUTHORIZE OUR BOARD OF DIRECTORS TO TAKE ANY OR ALL ACTIONS NECESSARY, DESIRABLE OR INCIDENTAL AS IT SEES FIT IN ITS ABSOLUTE DISCRETION IN RELATION TO THE REPURCHASE OF ANY FRACTIONAL SHARES ARISING FROM THE REVERSE SPLIT BY THE COMPANY; TO AUTHORIZE OUR BOARD OF DIRECTORS TO EXECUTE ALL SUCH DOCUMENTS AS MAY BE REQUIRED FOR THE REVERSE SPLIT, WITH SUCH MODIFICATIONS THERETO AS IT MAY FROM TIME TO TIME CONSIDER NECESSARY, IN ORDER TO CARRY OUT THE PURPOSE AND INTENT OF AND GIVE FULL EFFECT OF THESE RESOLUTIONS; AND TO AUTHORIZE OUR BOARD OF DIRECTORS TO ABANDON THE REVERSE SPLIT IF IT DETERMINES, IN ITS SOLE DISCRETION, THAT THE REVERSE SPLIT IS NO LONGER IN THE BEST INTEREST OF THE COMPANY.

OWNERSHIP OF SECURITIES

Security Ownership of Management and Directors

The following table sets forth information as of September 30, 2010 with respect to our common shares owned by our directors and executive officers.

Name	Number of Common Shares Held	Percentage of Shares Issued and Outstanding		Number of Options Held (1)	Exercise Price of Options (U.S.$)	Expiration Date of Options
Shih-Jye Cheng	1,207,400	1.1	(2)%	348,745	0.6375 – 5.372	2012/8/31 – 2015/11/16
Antonio R. Alvarez	—	—		*	*	*
Chin-Shyh Ou	—	—		*	*	*
Hsing-Ti Tuan	*	*		*	*	*
Yeong-Her Wang	—	—		*	*	*
Shou Kang Chen	*	*		*	*	*
John Yee Woon Seto	*	*		*	*	*
Chao-Jung Tsai	—	—		*	*	*
Rong Hsu	—	—		*	*	*
Adam Hsieh	—	—		*	*	*
Lafair Cho	*	*		*	*	*
Steve Cheng	*	*		*	*	*
Li-Chun Li	—	—		*	*	*
Joyce Chang	*	*		*	*	*
Michael Lee	*	*		*	*	*
Ivan Hsu	*	*		*	*	*
Jesse Huang	*	*		*	*	*
David W. Wang	—	—		*	*	*
I Fan Chiang	—	—		—	—	—
Carl Lei	*	*		—	—	—

*	Upon exercise of options currently exercisable or vested within 60 days after September 30, 2010, would beneficially own less than 1% of our Ordinary Shares.
(1)	Each option covers one of our Common Shares.
(2)	As of September 30, 2010, Chairman Cheng beneficially owned US$1 million in aggregate principal amount of our 8% Notes with a conversion price of U.S.$1.25 per share. If Chairman Cheng is to convert on an as converted basis, he would own 1.8% of our outstanding Common Shares as of September 30, 2010. As of the date of this proxy statement, none of the 8% Notes beneficially owned by Chairman Cheng have been converted into our Common Shares.

Security Ownership of Principal Shareholders

The following table sets forth information as of September 30, 2010 with respect to any person who is known to be the beneficial owner of more than 5% of the Common Shares.

Identity of person or group	Number of shares owned	Percentage Owned
Siliconware Precision Industries Co., Ltd(1)	12,174,998	11.1

Mosel Vitelic Inc.(2)(3)	11,194,644	10.2

ThaiLin Semiconductor Corp.(4)	7,294,946	6.6

Directors and executive officers, as a group(5)	1,518,062	1.4

(1)	Siliconware Precision Industries Co., Ltd (“Siliconware Precision”) completed a share purchase and subscription transaction with ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) and us on March 27, 2007, pursuant to which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed for 12,174,998 of our Common Shares through a private placement.
(2)	Mosel Vitelic Inc. (“Mosel”) owned 10,850,052 shares indirectly through Giant Haven, and 344,592 shares indirectly through Mou-Fu Investment Ltd. In June 2006, Mosel sold 6,956,522 Common Shares through its wholly-owned subsidiary, Giant Haven pursuant to our shelf registration statement. In July 2007, Mosel sold 8,121, 266 Common Shares through Giant Haven to ProMOS Technologies Inc., (“ProMOS”) and Powertech Technology Inc., (“Powertech Technology”), and we then granted Giant Haven, ProMOS and Powertech Technology certain rights to require us to register these common shares for sale under the Securities Act. Mosel is a public company listed on the Taiwan Stock Exchange whose largest known shareholder owned less than 4.3% of its outstanding shares as of April 19, 2010.
(3)	Excludes shares owned by PacMOS Technologies Holdings Limited, that may be beneficially owned by Mosel.
(4)	From December 2008 to August 2009, ThaiLin Semiconductor Corp. (“ThaiLin”) acquired 2,025,455 shares accumulated from the Rule 10b5-1/10b-18 securities purchase program, which was initiated, after a 30-day “cooling off period”, on December 28, 2008, further acquired 4,060,633 shares in March 2009 pursuant to its enforcement of the collateral provided by ProMOS under the Stock Pledge Agreement entered into between ThaiLin and ProMOS dated December 3, 2008, and further acquired 1,208,858 shares in 2010 pursuant to the interest shares payment of holding 2009 Notes.
(5)	Excludes Mosel’s beneficial ownership of our Common Shares which may be considered to be beneficially held by some of our directors or officers. Includes shares held by certain family members of certain directors.

OTHER MATTERS

Other Matters

At the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Special General Meeting. If other matters properly come before the Special General Meeting, the persons named in the accompanying form of proxy card will vote in accordance with their best judgment with respect to such matters.

By Order of the Board of Directors,

/s/ Yu-Chiao Su
Yu-Chiao Su
Secretary

Hsinchu, Taiwan

Dated: December 6, 2010